Exhibit 99.4
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Notice of Annual
General Meeting

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.
If you are in any doubt as to the action you should take, please consult an appropriate independent adviser immediately. If you have sold or otherwise transferred all your holding of shares in Telewest Communications plc, you should send this document, together with the accompanying Form of Proxy, to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.


Notice of the Annual General Meeting of Telewest Communications plc to be held at 10.00am (UK time) on Tuesday, 11 June 2002 at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED is set out herein. Forms of Proxy for the Annual General Meeting must be received by the Company's Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL, England not later than 10.00am (UK time) on Sunday, 9 June 2002.

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Telewest Communications plc
Registered office: Genesis Business Park, Albert Drive, Woking, Surrey GU21 5RW, United Kingdom
(Registered in England No. 2983307)

8 May 2002

Dear Shareholder,

2002 ANNUAL GENERAL MEETING
The Annual General Meeting ("AGM") of Telewest Communications plc (the "Company") is to be held on Tuesday, 11 June 2002 at 10.00am (UK time) at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED. The Notice convening the AGM, and a Form of Proxy for use at the meeting, are enclosed and I am writing to give you more information about the resolutions to be considered at the AGM.

Resolutions 1 to 15 deal with the adoption of the Directors' Report and Consolidated Financial Statements for the year ended 31 December 2001 and the reappointment of the directors. Resolution 16 deals with the reappointment of KPMG Audit Plc as auditors of the Company. Resolutions 17, 18 and 19, which are explained in more detail below, relate to routine matters and are similar to resolutions passed in previous years.

With regard to resolution 17, under United Kingdom company law, a company's directors may not allot relevant securities unless they are authorised to do so by an ordinary resolution of the shareholders of the Company or under its Articles of Association (the "Articles"). Resolution 17 gives the directors authority to allot up to 1,099,400,000 shares of 10 pence each in the capital of the Company, representing approximately 37% of the Company's current issued share capital. After taking account of the shares of 10 pence each reserved for conversion of the Senior Convertible Notes due 2005, the authority relates to 985,200,000 shares of 10 pence each, equivalent to approximately 33.3% of the Company's current issued share capital.

Resolution 18, a special resolution, provides the board with the power to allot shares for cash without first offering those shares to existing shareholders in proportion to their existing shareholdings as otherwise required by the Companies Act 1985. This empowers your directors to issue shares for cash other than to shareholders in proportion to their existing shareholdings in limited circumstances in connection with a rights issue or open offer (subject to the limit set out in resolution 17) and, in addition, to issue for cash up to an aggregate number of 147,700,000 shares of 10 pence each, representing approximately 5% of the Company's current issued share capital.

Under United Kingdom company law, a company may not acquire its own shares unless such acquisitions are authorised in the Articles and by a special resolution of the company. Resolution 19, a special resolution, authorises the Company to acquire up to 147,700,000 shares of 10 pence each in the Company (representing approximately 5% of the current issued share capital) in the market in certain circumstances. As required by law, the resolution also sets out a minimum and a maximum price to be paid for any shares acquired pursuant to this authority.

The board considers that it is in the best interests of the Company that it should have the flexibility sought in resolutions 17 ,18 and 19. The board has no present intention of allotting shares under the authorities conferred by resolutions 17 and 18, or of acquiring shares in the Company under the authority conferred by resolution 19 (and would only acquire shares under such authority where in the light of market conditions prevailing at the time it was satisfied that the effect of such acquisitions would be to increase earnings per share and would otherwise be in the best interests of shareholders as a whole). The authorities conferred by these resolutions, if passed, will lapse fifteen months after the AGM or at the conclusion of the 2003 AGM, whichever occurs first. The terms of the authorities sought by the directors in resolutions 17, 18 and 19 comply in all respects with the guidelines issued by UK institutional investors' associations.


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SUBSTANTIAL SHAREHOLDINGS
Since publication of the Company's annual report 2001, the Company has been notified that, in accordance with sections 198 to 208 of the Companies Act 1985, Morgan Stanley Securities Limited has a notifiable interest over 87,100,613 ordinary shares representing 3.0% of the issued ordinary share capital and 2.9% of the total issued share capital.

Other substantial shareholders are Liberty Media Corporation holding 722,205,225 ordinary shares and 22,185,093 convertible limited voting shares together representing 25.2% of the total issued share capital of the Company; Microsoft Corporation holding 636,056,024 ordinary shares and 60,322,654 convertible limited voting shares together representing 23.6% of the total issued share capital of the Company; and The Capital Group Companies Inc. holding 190,920,901 ordinary shares representing 6.5% of the total issued share capital of the Company.

DIRECTORS' INTERESTS
Since publication of the Company's annual report 2001, no changes to the directors' interests in the share capital of the Company have taken place.

RECOMMENDATION
Your directors consider that all the resolutions to be proposed at the AGM are in the best interests of the Company and shareholders as a whole and unanimously recommend you to vote in favour of them as they intend to do in respect of their own beneficial shareholdings.

ACTION TO BE TAKEN
If you are unable to attend the AGM, I urge you to vote at the meeting by proxy. A Form of Proxy for use by the Company's shareholders at the AGM is enclosed. Shareholders are advised to complete and return the Form of Proxy in accordance with the instructions printed on it so as to arrive at the Company's Registrars as soon as possible, but in any event not later than 10.00am (UK time) on Sunday, 9 June 2002. The return of the Form of Proxy will not preclude a shareholder from attending and voting in person at the AGM if he or she so wishes.

For further information regarding the Company or to download a copy of the Company's annual report, all shareholders are invited to visit our website at www.telewest.co.uk.

My fellow directors and I look forward to meeting you at the AGM where you will have the opportunity to meet and discuss points of interest with board members after the formal business has been transacted.

Yours sincerely

Cob Stenham
Chairman


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

Notice of Annual General Meeting


Notice is hereby given that the Annual General Meeting of Telewest Communications plc (the "Company") will be held on Tuesday, 11 June 2002, at 10.00am (UK time) at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED for the purpose of considering and, if thought fit, passing the resolutions set out below. Resolutions 1 to 17 will be proposed as ordinary resolutions and resolutions 18 and 19 will be proposed as special resolutions.

ORDINARY BUSINESS
1. To receive and adopt the Directors' Report and Consolidated Financial Statements of the Company for the year ended 31 December 2001.

2. To reappoint Anthony W P Stenham as a director, who is retiring by rotation at the Annual General Meeting in accordance with the Company's Articles of Association.

3. To reappoint Adam N Singer as a director, who is retiring by rotation at the Annual General Meeting in accordance with the Company's Articles of Association.

4. To reappoint Robert R Bennett as a director, who is retiring by rotation at the Annual General Meeting in accordance with the Company's Articles of Association.

5. To reappoint Charles J Burdick as a director, who is retiring by rotation at the Annual General Meeting in accordance with the Company's Articles of Association.

6. To reappoint Stephen S Cook as a director, who is retiring by rotation at the Annual General Meeting in accordance with the Company's Articles of Association.

7. To reappoint Miranda T C Curtis as a director, who is retiring by rotation at the Annual General Meeting in accordance with the Company's Articles of Association.

8. To reappoint Dennis Durkin as a director, who is retiring by rotation at the Annual General Meeting in accordance with the Company's Articles of Association.

9. To reappoint Graham E Hollis as a director, who is retiring by rotation at the Annual General Meeting in accordance with the Company's Articles of Association.

10. To reappoint Denise P Kingsmill as a director, who is retiring by rotation at the Annual General Meeting in accordance with the Company's Articles of Association.

11. To reappoint Mark W Luiz as a director, who is retiring by rotation at the Annual General Meeting in accordance with the Company's Articles of Association.


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12.  To reappoint William A Rice as a director, who is retiring by rotation at the Annual General Meeting in accordance with the Company's Articles of Association.

13. To reappoint Salman Ullah as a director, who is retiring by rotation at the Annual General Meeting in accordance with the Company's Articles of Association.

14. To reappoint Henry P Vigil as a director, who is retiring by rotation at the Annual General Meeting in accordance with the Company's Articles of Association.

15. To reappoint Stanislas M Yassukovich as a director, who is retiring by rotation at the Annual General Meeting in accordance with the Company's Articles of Association.

16. To reappoint KPMG Audit Plc, as auditors, to serve from the conclusion of the Annual General Meeting to the conclusion of the Annual General Meeting of the Company to be held in 2003, and to authorise the directors to fix their remuneration.

17.  To approve the following ordinary resolution:


THAT, in substitution for all previous authorities which are hereby revoked, the directors be and are hereby generally and unconditionally authorised pursuant to
Section 80 of the Companies Act 1985 (the "Act") to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80(2) of the Act) up to an aggregate nominal amount of (pound)109,940,000 such authority to expire (unless previously renewed, varied or revoked by the Company in a general meeting) on the earlier of 10 September 2003 or the conclusion of the Annual General Meeting of the Company to be held in 2003, save that the Company may make an offer or agreement prior to the expiry of this authority which would or might require relevant securities to be allotted after the expiry of this authority and the directors may allot relevant securities in pursuance of that offer or agreement as if this authority had not expired.

SPECIAL BUSINESS
18.  To approve the following special resolution:

THAT, in substitution for all previous powers which are hereby revoked, and subject to the passing of Resolution 17, the directors be and are hereby generally empowered pursuant to Section 95 of the Companies Act 1985 (the "Act") to allot equity securities (within the meaning of Section 94(2) of the Act) for cash pursuant to the authority conferred by resolution 17 as if Section 89(1) of the Act did not apply to such allotment. This power:

i) shall expire on the earlier of 10 September 2003 or the conclusion of the Annual General Meeting of the Company to be held in 2003, but the Company may make an offer or agreement which would or might require equity securities to be allotted after the expiry of this power and the directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired; and


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Notice of Annual General Meeting
continued




ii)      shall be limited to:

A) the allotment of equity securities in connection with an issue in favour of the holders of shares in the capital of the Company in proportion (as nearly as may be) to their existing holdings of shares, but subject to the directors having a right to make such exclusions or other arrangements in connection with the issue of equity securities as they deem necessary or expedient:

(a)  in relation to fractional entitlements; or

(b) to deal with legal or practical problems under the laws of any territory, or the requirements of any recognised regulatory body or any stock exchange; and

B) the allotment of equity securities for cash (otherwise than pursuant to paragraph A above) up to an aggregate nominal amount of (pound)14,770,000.

19.  To approve the following special resolution:

THAT the Company be generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 10 pence each in the Company, subject to the following conditions:

i) the maximum number of ordinary shares authorised to be purchased is 147,700,000, representing approximately 5% of the current issued share capital of the Company;

ii) the minimum price (exclusive of expenses) that may be paid for each ordinary share is 10 pence;

iii) the maximum price (exclusive of expenses) that may be paid for each ordinary share is an amount equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days before the day on which the purchase is made;

iv) this authority, unless previously revoked or varied, expires on the earlier of 10 September 2003 or the conclusion of the Annual General Meeting of the Company to be held in 2003; and

v) the Company may make a contract to purchase ordinary shares under this authority before the expiry of this authority which will or may be executed wholly or partly after the expiry of this authority, and a purchase of shares may be made in pursuance of any such contract.


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This Notice and the related Form of Proxy are being mailed to shareholders on the register at the close of business on Tuesday, 30 April 2002. The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders on the register at 6.00pm (UK time) on Sunday, 9 June 2002 will be entitled to vote at the meeting.

By Order of the Board of Directors
Clive Burns
Company Secretary

Registered Office: Telewest Communications plc, Genesis Business Park, Albert Drive, Woking, Surrey GU21 5RW

8 May 2002



EACH SHAREHOLDER'S VOTE IS IMPORTANT

PLEASE COMPLETE, DATE, SIGN AND RETURN THE ACCOMPANYING FORM OF PROXY PROMPTLY



NOTES:
1. A shareholder entitled to attend and vote at the Annual General Meeting is also entitled to appoint one or more proxies to attend and, on a poll taken at the meeting, to vote on his, her or its behalf. A proxy need not be a shareholder of the Company.

2. To be effective, the instrument appointing a proxy and any authority under which it is executed (or a notarially certified copy of each authority) must be deposited at the offices of Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL England, not later than 10.00am (UK time) on Sunday, 9 June 2002. A Form of Proxy is enclosed with this Notice. Completion and return of the Form of Proxy will not preclude avshareholder from attending and voting in person at the meeting.

3. In accordance with the Company's Articles of Association, holders of convertible limited voting shares will not be permitted to vote on resolutions 2 to 15 which relate to the reappointment of the Company's directors.

4. Copies of all the directors' service contracts and the Register of Directors' Interests kept by the Company under Section 325 of the Companies Act 1985 will be available for inspection at the registered office of the Company during normal business hours on any weekday (Saturdays and public holidays excluded) from the date of this Notice until the close of the meeting and at the place of the Annual General Meeting for at least 15 minutes prior to, and during, the meeting.

5. Shareholders (and any proxies or representatives they appoint) agree, by attending the Annual General Meeting, that they are expressly requesting, and that they are willing to receive, any communications (including communications relating to the Company's securities) made at that meeting.







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